SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 6-K
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                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
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For the Month of December, 2000               Commission File Number: 001-12003
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                               MERIDIAN GOLD INC.
                 (Translation of Registrant's Name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [x]
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]
                                     ---    ---

Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89511
Phone:  (775) 850-3777
Fax:    (775) 850-3733


         MERIDIAN GOLD REPORTS RECORD PROFITS IN THE FOURTH QUARTER AND
                                 FULL YEAR 2000
                      (All dollar amounts in U.S. currency)

                         Reno, Nevada, February 22, 2001

4th Quarter Results
-------------------

o Record net income of $11.8 million, or $0.16 per share
o Gold production of 107,000 ounces (up 52%) at a cash cost of $91 per ounce (improved 32%)
o El Penon gold production of 76,000 ounces at a cash cost of $45 per ounce
o Operating cash flow of $19.0 million

Meridian Gold Inc. is pleased to report record earnings resulting in net income of $11.8 million for the fourth quarter of 2000, or $0.16 per share, versus a loss of $1.3 million, or $0.02 per share, for the fourth quarter of last year. Revenue increased 19% to $29.6 million versus the prior year reflecting an increase in gold production due to El Penon, offset by a decrease in the realized gold price and the completion of commercial production at Beartrack. Operating margins increased significantly as compared to the prior year mainly as a result of lower cash production costs ($91 per gold ounce versus $133 per gold ounce). Exploration costs increased from $2.2 million to $4.1 million due to an increase in spending at El Penon and generative exploration programs in Mexico, Peru and Chile.

For the fourth quarter, Meridian Gold produced 107,000 ounces of gold, 52% higher than fourth quarter last year, with a cash cost of production of $91 per gold ounce. Total production costs were $148 per gold ounce, remaining one of the lowest in the sector.

For the quarter, El Penon produced 76,000 ounces of gold at a cash cost of $45 per gold ounce net of silver credits and total production costs of $98 per gold ounce. For the first twelve months of El Penon's production, the mine produced 289,000 ounces of gold at a cash cost of $48 per gold ounce and total production cost of $96 per gold ounce.

Strong operating cash flows increased cash balances to $63.2 million. The increase in cash balances is net of the third principal payment of $4.0 million on the Company's long-term credit facility. This payment reduced outstanding project debt to $18 million.

The Company has continued to deliver into its hedge position during the quarter. As of December 31, the remaining hedge position was approximately 267,000 ounces of gold sold forward at an average price of $313 per gold ounce through 2004. The banks required this hedge as a condition of the long-term credit facility. All margin requirements have been removed from this facility.

El Penon
During the fourth quarter of commercial production, the mine produced 76,000 ounces of gold and 1.2 million ounces of silver at a cash cost of $45 per gold ounce. Total production costs including depreciation, depletion, amortization, and reclamation were $98 per gold ounce. The mill processed ore at design capacity of 2,000 tonnes per day for the quarter at an average grade of 13.5 g/tonne gold and 228 g/tonne silver. Gold recovery was 93% and silver recovery 89%. Mine production from Quebrada Orito was 128,000 tonnes, or 1,393 tonnes/day, at 8.7 g/tonne gold and 127 g/tonne silver. Production from Quebrada Colorada was 56,000 tonnes, or 609 tonnes/day, at 24.1 g/tonne gold and 429.8 g/tonne silver.

Jerritt Canyon
During the fourth quarter, Meridian's share (30%) of Jerritt Canyon production was 23,000 ounces of gold at a total cash cost of $244 per gold ounce. Ore production was sourced from the two underground mines of SSX and Murray, and low-grade ore stockpiles. Mill throughput of 3,600 tonnes per day increased 13% over the third quarter, at an average ore grade of 8 g/tonne gold (including the 3g/tonne payment received for Cortez ore). Cash costs increased as a result of continued lower-than-expected grades from the Murray and SSX mines.

During the quarter, Jerritt Canyon processed 85,000 tonnes (100% basis) of Cortez ore and received as payment 3 g/tonne gold. This processing began on September 26th. For 2001, Jerritt Canyon is planned to process 350,000 tons (100% basis) of Cortez ore with the option to process up to an additional 500,000 tons of ore.

Beartrack
For the fourth quarter, Beartrack produced 8,000 ounces of gold, of which 2,200 ounces were recognized in the income statement at a cost of $65 per ounce. The remaining 5,800 ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production. Crushing operations were completed in the first quarter of this year and leaching should continue to produce recoverable gold over the next several years on a declining basis.

Full-Year 2000 Results
----------------------
For the twelve months ended December 31, 2000, sales revenue increased to $128.3 million, an increase of 80% over the prior year reflecting a 89% increase in production. Net income for the period was $40.6 million compared to a loss of $13.7 million reported in the prior year. The improvement is mainly attributable to the higher production (456,000 ounces of gold versus 242,000 ounces) and lower cash production costs ($95 per gold ounce versus $163 per gold ounce).

The underground mines at El Penon increased production according to plan over the year and produced 652,000 tonnes of ore at 14.8 g/tonne gold and 224 g/tonne silver; 483,000 tonnes were mined from Quebrada Orito at 9.5 g/tonne gold and 137 g/tonne silver and 170,000 tonnes were mined from the high-grade Quebrada
Colorada zone at 29.7 g/tonne gold and 470 g/tonne silver. Currently, the mine has stockpiled almost one quarter's worth of production to provide operating flexibility.

Based on the year-to-date results with gold production of 456,000 ounces of gold at a cash cost of $95 per gold ounce, Meridian is confident in meeting its calendar year 2001 projections of production target of approximately 400,000 ounces at an average cash cost of about $100 per ounce. For 2001, the Company expects El Penon to produce approximately 285,000 ounces at an average cash cost of $50 per ounce, with Jerritt Canyon contributing approximately 100,000 ounces at an average cash cost of about $215 per ounce. Even though Meridian will not be paying cash taxes until 2002 due to a significant tax loss carry forward, the Company will be booking taxes in 2001 at a 35% rate against Chilean income.

Brian Kennedy, Meridian's chief executive officer, summed up the year,"I am extremely pleased with the job our people have done in Chile in starting up El Penon with such spectacular operating results. El Penon has become a great cash-generating engine in this gold price environment that will provide flexibility for further growth."

Year-End 2000 Reserves and Resources
------------------------------------
Overall reserves increased to 1.9 million ounces of gold as El Penon reserves increased by almost 300,000 ounces of gold. This increase more than offsets reserve depletion at Beartrack. With production coming exclusively from underground mines, the company will continue to develop its large resource base to provide a 4-5 year reserve base.

El Penon
At El Penon, infill drilling successfully converted resources into reserves causing reserves to increase 24% from 1.2 million ounces to 1.5 million ounces of gold, even after extracting one full year of production. In other words, the company replaced 2000 production and added an additional 300,000 ounces of gold reserve. Exploration was limited to step-out drilling proximal to known deposits and to in-fill drilling for reserve conversion. At Cerro Martillo, drilling successfully converted resources into a reserve of 256,000 ounces of gold and
7.9 million ounces of silver. At Cerro Martillo, 200,000 ounces of gold remain in resource. Cerro Martillo is open to depth along two-thirds of the strike length with some of the highest grades encountered in the drilling. Cerro Martillo is also open to the south.

Surface drilling was also successful in extending Quebrada Colorada to the north, and most drilling beneath the 2000 resources continued to intersect ore grade mineralization at depth. Quebrada Colorada also remains open to the north. These areas, at both Cerro Martillo and Quebrada Colorada, will see additional drilling in 2001.

Meridian remains excited about the potential at its 400 square kilometer property position at El Penon. During 2000, the focus of exploration was on reserve conversion; during 2001, the focus will be on resource growth by exploring extensions to known deposits and by drill testing other exploration targets on the large land block.


                                 Proven & Probable Mineable Reserves at December 31, 2000
          --------------------------------------------------------------------------------------------------------
                                                 Ore              Ore Grade              Contained Ounces
                                               Tonnes          Gold       Silver         Gold          Silver
          --------------------------------------------------------------------------------------------------------
                                                (mils)        (g/t)      (g/t)        (K ozs)         (K ozs)
          El Penon
          --------
          Quebrada Orito                         2.3           7.4       110.9           556          8,281
          Cerro Martillo                         1.3           6.0       185.2           256          7,926
          Quebrada Colorada                      0.9          23.0       386.9           663         11,145
          Stockpiles                             0.1          12.0       174.1            58            838
                                               -----         -----       -----         -----          -----
            El Penon Total                       4.7          10.1       186.6         1,532         28,190

          Jerritt Canyon (30% share)
          --------------------------
          Proven & probable                      1.6           8.2         -             400              -

          --------------------------------------------------------------------------------------------------------
          Proven                                                                       1,117         14,419
          Probable                                                                       815         13,771
          --------------------------------------------------------------------------------------------------------
          Total Proven & Probable                                                      1,932         28,190
          --------------------------------------------------------------------------------------------------------

*The El Penon reserves are audited. The Jerritt Canyon reserves have been reviewed and comply with JORC (Joint Ore Reserve Committee) standards. All reserves are calculated at $300 gold prices.


                                Mineral Resources/Other Mineralization at December 31, 2000
             --------------------------------------------------------------------------------------------------
                                              Ore              Ore Grade              Contained Ounces
                                             Tonnes        Gold       Silver         Gold          Silver
             --------------------------------------------------------------------------------------------------
                                             (mils)        (g/t)      (g/t)        (K ozs)         (K ozs)


             El Penon*                        4.5          8.44       159.5          1,217         22,995


             Jerritt Canyon
             (30% share)**                    4.6           7.5         -            1,115


             Rossi***                         2.5          11.8         -              960              -

             --------------------------------------------------------------------------------------------------
             Measured                                                                  403          4,803
             Indicated                                                               1,651          8,583
             Inferred                                                                1,238          9,609
             --------------------------------------------------------------------------------------------------
             Total Mineral Resources/Other Mineralization                            3,292         22,995
             --------------------------------------------------------------------------------------------------

*Other mineralized material at El Penon was calculated with a cut-off grade of 5g/tonne gold equivalent.
**Calculated based on varied economic cut-offs by deposit.
*** Calculated based on 7g/tonne cut-off.

Note: The 2000 year-end reserves and resources at El Penon, Jerritt Canyon and Rossi have been audited by the following qualified persons:

o El Penon          Western Engineering Services
o Jerritt Canyon    Anglo Gold North America
o Rossi             Rich Lorson, V.P. of Exploration, Meridian Gold Company

4th Quarter Conference Call
---------------------------
Meridian is hosting a live webcast of its conference call on February 23, 2001, at 11:00 a.m. EST through www.ir-live.com, as well as www.vcall.com. If you would like to listen to our conference call on the web, please go to either website. There will be a slide show on both sites, as well as on the www.meridiangold.com website. You will need to have RealPlayer installed on your computer in order to hear the live broadcast. You will also be able to listen to the rebroadcast on either website.

Date of Annual Meeting
----------------------
Meridian Gold's Annual Meeting of Shareholders will be held at 4:00 p.m. EST on Thursday, May 3, 2001 at the Toronto Stock Exchange Conference Centre located on street level of The Exchange Tower, 130 King Street West (NE corner of King and York Streets), Toronto, Canada.

The Record Date has been set at March 19, 2001. The Company's 2000 Annual Report and Proxy Circular will be mailed to shareholders on or about March 27, 2001.

Meridian Gold Inc. is a gold producer with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A "Qualified Person", as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release.

For further information, please visit our website at www.meridiangold.com, or contact:
     Wayne M. Hubert       Tel: (800) 572-4519
     Investor Relations    Fax: (775) 850-3733
     Meridian Gold Inc.    E-mail: wayne.hubert@meridiangold.com



                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
                 ----------------------------------------------
             (Unaudited and in US$ millions, except per share data)

                                                                      Three Months            Twelve Months
                                                                      Ended Dec. 31           Ended Dec. 31
                                                                      -------------           -------------
                                                                   2000        1999             2000        1999
          Sales                                                   $29.6       $24.9           $128.3      $ 71.2

          Costs and expenses
                Cost of Sales                                       9.2        10.7             43.5        40.1
                Depreciation, depletion & amortization              5.3         5.4             24.0        18.9
                Reclamation                                         0.3         7.6              3.8        12.9
                Exploration costs                                   4.1         2.2             12.3        10.2
                Selling, general and administrative                 1.8         1.1              6.4         5.0
                Other expenses/(income)                            (1.5)       (0.9)            (1.2)       (0.9)
                                                                   ----        ----             ----        ----
          Total costs and expenses                                 19.2        26.1             88.8        86.2
                                                                   ----        ----             ----        ----

          Operating income (loss)                                  10.4        (1.2)            39.5       (15.0)

          Interest income (expense)                                 0.7         0.3              0.4         1.7

          Gain (loss) on Sale of Fixed Assets                       0.1        (0.4)             0.1        (0.4)
                                                                   ----        ----             ----        ----

          Tax Benefit (expense)                                     0.6           -               0.6          -
                                                                   ----        ----             ----        ----

          Net income (loss)                                       $11.8       $(1.3)           $ 40.6    $ (13.7)
                                                                  =====       =====            ======    =======

          Income/(Loss) per common share basic                    $0.16       $(0.02)          $ 0.55    $ (0.19)
                                                                  =====       ======           ======    =======

          Number of common shares used in earnings per             74.2        73.7             74.2        73.7
          share computations (millions)                            ====        ====             ====        ====


                               Meridian Gold Inc.
                           Operating Data (Unaudited)
                           --------------------------

                                                                       Three Months                Twelve Months
                                                                       Ended Dec. 31               Ended Dec. 31
                                                                       -------------               -------------
                                                                       2000     1999              2000     1999
El Penon Mine

     Gold production                                                 75,692        -           288,721        -
     Silver production                                            1,214,569        -         4,018,406        -
     Tonnes ore mined  (thousands)                                      184        -               652        -
     Mill tonnes processed (thousands)                                  186        -               739        -
     Avg. mill gold ore grade (grams / tonne)                          13.5        -              13.0        -
     Avg. mill silver ore grade (grams / tonne)                         228        -               190        -
     Mill gold recovery                                                 93%        -               94%        -
     Mill silver recovery                                               89%        -               89%        -

     Cash cost of production / ounce                                    $45        -               $48        -
     Total production cost / ounce                                      $98        -               $96        -

Jerritt Canyon Joint Venture
       Gold production (Meridian Gold's 30% share)                    22,972   31,419           95,224   108,935

       Tonnes ore  mined (100%, thousands)                               251      358              856     1,238

       Mill tonnes processed (100%, thousands)                           368      382            1,499     1,461
       Average mill ore grade (grams / tonne)                            8.0      9.4              8.1       8.6
       Mill recoveries                                                   89%      91%              90%       91%

      Cash cost of production / ounce                                  $ 244    $ 171            $ 217     $ 191
       Total production cost/ounce                                     $ 299    $ 213            $ 262     $ 236

Beartrack Mine
        Gold production-heap leach (ounce)                             7,961   38,667           72,237   133,457
        Gold production with cash costs                                2,169                    66,448
        Tonnes mined (thousands)
                 Ore                                                       -    1,089              839     4,671
                 Waste                                                     -      755              366     3,511
                                                                                  ---              ---     -----
                      Total                                                -    1,844            1,205     8,182

        Average heap leach grade (grams / tonne)                           -     1.10             0.90      1.10

        Cash cost of production / ounce                                $  65    $ 102            $ 125     $ 140
        Total production cost/ounce                                    $ 280    $ 216            $ 273     $ 284

Company Totals
        Ounces of gold produced                                      106,222   70,086          456,182   241,661
        Ounces of gold sold                                          106,464   74,380          456,295   242,383
        Average realized price / ounce                                 $ 268    $ 297            $ 279     $ 279
        Cash cost of production / ounce                                $  91    $ 133            $  95     $ 163
        Total production cost / ounce                                  $ 148    $ 215            $ 157     $ 263

Note:  Cash and total cost per gold ounce are net of silver by-product credits

                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                      -------------------------------------
                         (Unaudited and in US$ millions)

                                                                           December 31           December 31
                                                                               2000                  1999
                                                                               ----                  ----
           Assets
           Current Assets
                 Cash and cash equivalents                                    $63.2                 $20.8
                 Trade & other receivables                                      1.4                   5.1
                 Inventories                                                    5.8                   8.7
                 Other current assets                                           1.6                   0.9
                                                                               ----                  ----
           Total current assets                                                72.0                  35.6
                                                                               ----                  ----

           Property, plant and equipment, net                                  96.5                 102.9
           Other assets                                                         2.0                   3.0
                                                                               ----                  ----

           Total Assets                                                      $170.5                $141.5
                                                                             ======                ======


           Liabilities and Shareholders' Equity
           Current Liabilities
                 Current portion long term debt                                $7.5                 $12.0
                 Accounts payable, trade and other                              3.0                   5.4
                 Accrued and other liabilities                                 11.0                  17.1
                                                                               ----                  ----
           Total current liabilities                                           21.5                  34.6
                                                                               ----                  ----

           Long-term debt, net of current portion                              10.5                  18.0
           Other-long-term liabilities                                         36.3                  28.5
           Shareholders' equity                                               102.2                  60.4
                                                                              -----                  ----

           Total liabilities and shareholders' equity                        $170.5                $141.5
                                                                             ======                ======

                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Cash Flows
                 ----------------------------------------------
                         (Unaudited and in US$ millions)


                                                                        Three Months              Twelve Months
                                                                       Ended Dec. 31              Ended Dec. 31
                                                                       -------------              -------------
                                                                        2000      1999             2000      1999
     Net income (loss)                                                  $11.8     $ (1.3)           $ 40.6   $ (13.7)

     Provision for depreciation, depletion, and amortization              5.3        5.4              24.0      18.9
     Stock compensation expense                                                                        0.8
     Changes in assets and liabilities, net                               1.9       (4.5)              6.1      15.9
                                                                         ----       ----              ----      ----

          Net cash provided by (used in) operating activities            19.0       (0.4)             71.5      21.1
                                                                         ----       ----              ----      ----

     Cash flows from investing activities
          Capital spending                                              (3.4)       (6.8)           (17.7)     (64.9)
          Proceeds from sale of assets                                     -         0.2              0.2        0.3
                                                                        ----        ----             ----       ----
     Net cash provided by (used in) investing activities                (3.4)       (6.6)           (17.5)     (64.6)
                                                                        ----        ----            -----      -----

     Cash flows from financing activities
          Proceeds from long-term borrowings                               -         2.1                -       30.0
          Repayment of long-term borrowings                             (4.0)          -            (12.0)      (0.5)
          Proceeds from sale of common stock                                -        0.6              0.4        0.8
          Redemption of preferred shares                                    -          -                -       (0.1)
                                                                         ----        ----            ----       ----
     Net cash provided by (used in) financing                           (4.0)        2.7            (11.6)      30.2
                                                                         ----        ----            ----       ----

     Increase (decrease) in cash and cash Equivalents                   11.6        (4.3)            42.4      (13.3)

     Cash and cash equivalents, beginning of period                     51.6        25.1             20.8       34.1
                                                                        ----        ----             ----       ----

     Cash and cash equivalents, end of period                          $63.2       $20.8            $63.2     $ 20.8
                                                                       -----       ------           -----     ------
